UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

TELECOM ITALIA S.p.A.
(Name of Issuer)

Common Shares of euro 0.55 par value each
(Title of Class of Securities)

87927W10
(CUSIP Number)

Michele Amendolagine
Head of Corporate Affairs
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi, 2
Trieste 34132, Italy
011 39 040 67 1111

May 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Assicurazioni Generali S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 3 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alleanza Toro S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 4 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INA Assitalia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,952
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 17,952
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,604,859 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 5 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Lebensversicherung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 6 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Vie S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

This Amendment No. 7 amends the Statement on Schedule 13D, dated October 30, 2007, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, and by Alleanza Toro S.p.A. (formerly known as Alleanza Assicurazioni S.p.A.), INA Assitalia S.p.A. (each incorporated under the laws of the Republic of Italy), Generali Lebensversicherung AG (formerly known as Volksfürsorge Deutsche Lebensversicherung AG) (incorporated under the laws of the Federal Republic of Germany), and Generali Vie S.A. (incorporated under the laws of the Republic of France), the latter four companies each belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”), with respect to the ordinary shares, euro 0.55 par value per share (the “Telecom Italia Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  The relationships between the Generali companies and their interests in the Telecom Italia shares are described in detail in the previously filed Amendment No. 2 to the Schedule 13D.  Capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali (together with the Other Generali Investors that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below)), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian limited liability company with registered office at Galleria del Corso 2, Milan, Italy, subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”).  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares, or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 11.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 3 and 9, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 14 and an unofficial English translation of the amended and restated by-laws of Telco was previously filed on Schedule 13D as Exhibit 15.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica  entered into a call option agreement (the “Telefónica Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 16.  On November 15, 2007, pursuant to Article 5 of the Telefónica Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Telefónica Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 17.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia’s ordinary share capital (the “SI Telecom Shares”)).

On the same date the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica  (collectively, the “Remaining Shareholders”) acknowledged SI’s decision and, by entering into a renewal agreement dated October 28, 2009 and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Remaining Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was previously filed on Schedule 13D as Exhibit 18 and a copy of the joint press release, dated October 28, 2009, issued by the Remaining Shareholders announcing the events described above was previously filed on Schedule 13D as Exhibit 20.

The Remaining Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an amendment deed to the Telefónica Option Agreement (the “Amendment to Telefónica Option Agreement”) (i) to extend the term of the Telefónica Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to an alternative method agreed by the Remaining Shareholders to exercise the de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 19.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”).  The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a purchase and sale agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share), equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction).  An unofficial translation of the SI Exit Agreement was previously filed on Schedule 13D as Exhibit 21 and the related Telco press release, dated December 22, 2009, was previously filed on Schedule 13D as Exhibit 22.

On December 22, 2009 the Remaining Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Remaining Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco (a) to comply with its obligations under its existing credit facilities, and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010 Telco entered into a euro 1.3 billion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility had a maturity date of May 31, 2012 and was guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010 in connection with the New Refinancing Facility, the Remaining Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Remaining Shareholders: (i) confirmed that each Remaining Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Remaining Shareholder may provide such support by means of a cash injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Remaining Shareholders and the Senior Lenders in a separate option agreement (the “Pledged Shares Option Agreement”).  Copies of the Amendment Agreement, the Pledged Shares Option Agreement and the Telco press release announcing the events described above, dated January 11, 2010, were previously filed on Schedule 13D as Exhibit 23, Exhibit 24 and Exhibit 25, respectively.

On October 6, 2010, the Remaining Shareholders, Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia.  The Compromiso was required in order for the Argentinean authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentinean authorities on October 13, 2010.  Pursuant to an amendment to the New Shareholders Agreement dated as of December 10, 2010 (the “2010 Amendment Agreement”), the Remaining Shareholders implemented the Compromiso by inserting an additional clause into the New Shareholders Agreement related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina (the “Activities in the Argentinean Market”).  A copy of the 2010 Amendment Agreement was previously filed on Schedule 13D as Exhibit 26.

On February 29, 2012, the Remaining Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the New Shareholders Agreement and enter into another shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders Agreement dated as of April 28, 2007 between the Remaining Shareholders and SI, as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “2012 Shareholders Agreement”).  Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to Clause 8.5(a) of the New Shareholders Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Telefónica Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.  A copy of the Second Renewal Agreement and a copy of the Telefónica Option Amendment Deed were previously filed on Schedule 13D as Exhibit 27 and Exhibit 28, respectively.

Also on February 29, 2012, the Remaining Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco.  A copy of the Telco press release related to the events described above, dated February 29, 2012, was previously filed on Schedule 13D as Exhibit 29.

On May 31, 2012 the Remaining Shareholders announced the completion of the transactions regarding the refinancing of the financial indebtedness of Telco maturing in 2012 as approved by the board of directors of Telco on May 3, 2012 (the “2012 Refinancing”).

As part of the 2012 Refinancing, Telco (a) executed a capital increase of euro 600 million, entirely subscribed by all the Remaining Shareholders on a pro rata basis (the “Capital Increase”); (b) issued a euro 1.75 billion bond, also subscribed by all the Remaining Shareholders on a pro rata basis, and (c) entered into a euro 1.05 billion loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”).  The 2012 Refinancing Facility matures on November 27, 2013 and is secured by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over 1,730,000,000 Telecom Italia Shares held by Telco (as such number of Telecom Italia Shares may from time to time vary also in accordance with the 2012 Refinancing Facility, the “2012 Pledged Shares”).  In connection with the Capital Increase, the Remaining Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 17.  An unofficial translation of the amendments to article 5 of Telco’s by-laws is filed as Exhibit 30 hereto.

The funds received by Telco in connection with the 2012 Refinancing have been used to repay the New Refinancing Facility entered into in January 2010, a euro 1.3 billion bond previously issued by Telco and subscribed for by the Remaining Shareholders and will be used to repay Telco’s remaining banking debt of euro 860 million maturing between June and October 2012.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Remaining Shareholders and the 2012 Lenders, entered into a new separate option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the Pledged Shares Option Agreement, entered into in January 2010; and (ii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders acquire any of the 2012 Pledged Shares by enforcing the 2012 Pledge.  Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3 and May 31, 2012, are filed as Exhibit 31, Exhibit 32 and Exhibit 33 hereto, respectively.

Items 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

2012 PLEDGED SHARES OPTION AGREEMENT

The description of the 2012 Pledged Shares Option Agreement in the Introduction to this Amendment No. 7 is incorporated herein by reference.

Pursuant to the 2012 Pledged Shares Option Agreement, UniCredit S.p.A. (in its capacity as facility agent under the 2012 Refinancing Facility, the “Facility Agent”) will provide written notice to the Remaining Shareholders of any enforcement of the 2012 Pledge under the 2012 Refinancing Facility (the “Enforcement Notice”).  Together with the Enforcement Notice, the Facility Agent will also deliver to the Remaining Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate outstanding amount under the 2012 Refinancing Facility plus accrued and unaccrued interest and all other costs and expenses, including enforcement costs; (ii) the price at which the 2012 Lenders are entitled to acquire the 2012 Pledged Shares by enforcing the 2012 Pledge (i.e. for listed Subject Shares, as defined below, the average market price for the prior 15 business days) (the “Enforcement Price”), and (iii) the number of 2012 Pledged Shares that the 2012 Lenders would be entitled to appropriate by virtue of the enforcement of the 2012 Pledge (the “Subject Shares”).

Each Remaining Shareholder is entitled to acquire from the 2012 Lenders the Subject Shares at a price per Subject Share equal to the higher of (i) the aggregate outstanding amount under the 2012 Refinancing Facility plus accrued and unaccrued interest and all other costs and expenses, including enforcement costs, divided by the aggregate number of the Subject Shares, and (ii) the Enforcement Price (in either case, the “Exercise Price”).

Each Remaining Shareholder may exercise the 2012 Call Option by delivery to the Facility Agent and the other Remaining Shareholders, of a binding written notice (the “Exercise Notice”), no later than five business days after receipt of the Calculation Notice, stating (i) its unconditional and irrevocable offer to purchase from the 2012 Lenders all or part of the Subject Shares at a price per share equal to the Exercise Price, and (ii) that the Exercise Notice complies with the shareholders agreement in force among the Remaining Shareholders at that time.

The 2012 Call Option will be validly exercised only if it is exercised for the exact amount of all of the Subject Shares, provided, however, that if there is a discrepancy in the aggregate number of the Subject Shares reported on the Exercise Notices due to clerical error, the relevant Remaining Shareholders are entitled to cure, within one business day, such clerical error.

If the 2012 Call Option is not validly exercised and, therefore, the Remaining Shareholders do not acquire the Subject Shares, any Remaining Shareholder, who refuses to provide the necessary financial support to Telco in proportion to its shareholding in Telco to avoid the enforcement of the 2012 Pledge, by means of a transaction in compliance with the terms of the 2012 Shareholders Agreement (such Remaining Shareholder, a “Dissenting Shareholder”), will be subject to a lock-up period of six months from receipt of the Calculation Notice (the “Lock-up Period”).

During the Lock-up Period, each Dissenting Shareholder agrees not to sell, transfer or in any way exchange  any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (any such activity, a “Share Disposal”), provided, however, that such undertaking shall not apply (i) to Mediobanca and Intesa Sanpaolo when appropriating, buying or selling or otherwise transferring securities and other rights in the context of the enforcement of the 2012 Pledge, and (ii) to Mediobanca, Intesa Sanpaolo and Assicurazioni Generali when appropriating, buying or selling or otherwise transferring securities and other rights in the context of the ordinary course of their trading activities.

The Remaining Shareholders further agreed that, during the Lock-up Period, following any enforcement of the 2012 Pledge, they will: (i) use their reasonable efforts to purchase shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (if any) from the 2012 Lenders in priority to any other market counterparty; and (ii) refrain from any trading activity or the making of any communication to either financial market counterparties or the press with respect to Telecom Italia Shares, which would adversely affect any Share Disposal by the 2012 Lenders in the context of an enforcement of the 2012 Pledge.

The foregoing summary of certain material provisions of the 2012 Pledged Shares Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 31 hereto.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit 30:	Amendments to by-laws of Telco (unofficial English translation)

Exhibit 31:
Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale – Milan Branch, HSBC Bank plc, Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender)

Exhibit 32:	Telco S.p.A. press release, dated May 3, 2012

Exhibit 33:	Telco S.p.A. press release, dated May 31, 2012

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

ASSICURAZIONI GENERALI S.P.A.

/s/ Authorized Signatory
Signature

Name/Title

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

ALLEANZA TORO S.P.A.

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

INA ASSITALIA S.P.A.

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

GENERALI LEBENSVERSICHERUNG AG

/s/ Authorized Signatory
Signature

Name/Title

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

GENERALI VIE S.A.

/s/ Authorized Signatory
Signature

Name/Title

Exhibit No.	Description

Exhibit 30:	Amendments to by-laws of Telco (unofficial English translation)

Exhibit 31:
Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale – Milan Branch, HSBC Bank plc, Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender)

Exhibit 32:	Telco S.p.A. press release, dated May 3, 2012

Exhibit 33:	Telco S.p.A. press release, dated May 31, 2012